Sub-Item 77Q2

Nuveen Insured Dividend
Advantage Municipal Fund
333-59770
811-09475

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Fund's officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation reports on behalf of the adviser listed below were filed late on October 1, 2002.

There are no greater than ten-percent
shareholders of the Fund.

ADVISER:

Nuveen Advisory Corp.